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02053673

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52010

RECEIVED OCT 01 2002 155 SEC MAIL PROCESSING SECTION WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 (MM/DD/YY) AND ENDING June 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Golden Beneficial Securities ~~Corporation~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6100 Corporate Drive, Suite 250
(No. and Street)

Houston, Texas 77036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. F. MOSLEY, INC. P.C.
(Name — if individual, state last, first, middle name)

7505 SHADYVILLA LANE (Address) HOUSTON (City) TX (State) 77055 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
P NOV 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Golden Beneficial Securities Corporation as of June 30, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Jennifer A McInerney
My Commission Expires
May 30, 2004

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

W.F. MOSLEY, INC. P.C.
Certified Public Accountants 7505 Shadyvilla Lane
Houston, TX 77055-5005 • 713-827-1222 • Fax 713-827-8855

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Golden Beneficial Securities Corporation
Houston, Texas

We have audited the accompanying statement of financial condition of Golden Beneficial Securities Corporation as of June 30, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Golden Beneficial Securities Corporation as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

W.F. Mosley, Inc. P.C.

September 25, 2002

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2002

ASSETS

Cash in bank	$	10,575
Account receivable		7,498
Deferred tax assets (Note B)		1,992
Prepaid expense		511
Total assets	$	20,576

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-
Stockholder's equity:		
Common stock, $1 par value per share; authorized 100,000 shares; issued and outstanding 30,000 shares		30,000
Paid-in-capital		1,088
Retained earnings		<10,512>
Total stockholder's equity		20,576
Total liabilities and stockholder's equity	$	20,576

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2002

Revenues:		
Sales	$	7,498
Total revenues		7,498
Expenses:		
Expense refund		<11>
Total expenses		<11>
Net income before income taxes		7,509
Income taxes (Notes A and B)		<222>
Net income	$	7,287

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED JUNE 30, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2001	30,000	1,088	<17,799>	13,289
Net income for the year ended June 30, 2002	-	-	7,287	7,287
Balance at June 30, 2002	30,000	1,088	<10,512>	20,576

The accompanying notes are an integral part of the financial statements.

GOLDEN BENEFICIAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:	
Net income	$ 7,287
Adjustments to reconcile net loss to net cash	
Provided by (used for) operating activities:	
Decrease in deferred tax asset	222
Increase in prepaid expense	<511>
Increase in accounts receivable	<7,498>
Net cash provided by operating activities	<500>
Cash flows from investing activities	-
Cash flows from financing activities	-
Net decrease in cash	< 500>
Cash at beginning of year	11,075
Cash at end of year	$ 10,575

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ -
Income expense	$ -

The accompanying notes are an integral part of the financial statements

GOLDEN BENEFICIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002

A. Summary of Significant Accounting Policies

Nature of Business

Golden Beneficial Securities Corporation (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities. The Company has been approved to conduct business on a fully disclosed basis through a clearing agent.

Method of Accounting

The company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at June 30, 2002.

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Federal Income Taxes

Deferred Taxes

Deferred tax asset:	
Net operating loss carry forwards	$ 1,992

GOLDEN BENEFICIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

JUNE 30, 2002

B. Provision For Income Taxes

The provision for income taxes consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ 222	$ 222

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences.

Operating Loss Carryforward

The company currently has net operating loss carryforwards available to offset future income taxes totaling $13,275. If not used, these credits will expire in 2018.

Net Capital

The Company is subjected to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of June 30, 2002, the net capital was 18,585 which exceeded the required minimum capital by 13,585 and the aggregate indebtedness (A.I.) to net capital ratio was not applicable or there was no A.I.

GOLDEN BENEFICIAL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JUNE 30, 2002

Total equity from statement of financial condition	$	20,576
Less non-allowable assets:		
Deferred tax asset		<1,992>
Net capital	$	18,584

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	-
Minimum dollar net capital required		5,000
Net capital requirement (greater of above two figures)		5,000
Excess net capital	$	13,584

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition) Aggregate indebtedness	$	
Ratio of aggregate indebtedness to net capital		N/A
Percentage of debt to debt-equity total computed In accordance with Rule 15c3-1 (d)		N/A

GOLDEN BENEFICIAL SECURITIES CORPORATION

RECONCILIATION TOTAL ASSETS AND TOTAL OWNERSHIP EQUITY

JUNE 30, 2002

Reconciliation of total assets:		
Total assets as reported in unaudited Focus report Part IIA	$	11,086
Adjustments related to:		
Accounts receivable		7,498
Deferred tax asset computation		1,992
Total assets as reported in audited Financial statements	$	20,576
Reconciliation of total equity:		
Total ownership equity as reported in Unaudited Focus Report Part IIA	$	11,086
Adjustments related to:		
Increase in revenues		7,498
Deferred tax asset computation		1,992
	$	20,576

Total assets and total ownership equity as reported in the unaudited Part IIA filing differs from the audited total assets and total ownership equity for the reasons noted above. The difference is not material in regards to net capital computation purposes.

W.F. MOSLEY, INC. P.C.

Certified Public Accountants 7505 Shadyvilla Lane
Houston, TX 77055-5005 • 713-827-1222 • Fax 713-827-8855

The Board of Directors
Golden Beneficial Securities Corporation
Houston, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Golden Beneficial Securities Corporation for the year ended June 30, 2002, we consider its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and the procedures by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all maters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and shall not be used for any other purpose.

September 25, 2002

W. F. Mosley, Inc. P.C.

GOLDEN BENEFICIAL
SECURITIES CORPORATION

REPORT PURSUANT TO RULE 17a – 5(d)

JUNE 30, 2002